Exhibit 99.2

Andrei Elefant to Succeed Rami Hadar as President and CEO
of Allot Communications

Hadar will transition his position during Q2 and will be replaced by Andrei Elefant,
Allot’s VP Product Management & Marketing

April 30, 2014 – Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers, today announced that Rami Hadar, President and CEO of Allot, will retire during the second quarter of 2014 and will be replaced by Andrei Elefant, currently Allot’s VP Product Management and Marketing. Mr. Hadar will remain a member of the company’s board of directors.

For the past 8 years, Allot benefitted from Rami Hadar leadership as President and CEO,” said Shraga Katz, Chairman of the Board of Directors. “Rami’s contributions to the company cannot be overstated. “Rami began his tenure at Allot while it was a small private company and led it to becoming a dual-listed public company. During his tenure as CEO, Allot turned into a profitable company with revenue growth of more than 300%. Under Rami’s management, the company entered the service provider mobile space and the Allot Service Gateway penetrated five of the top ten global mobile operators. He scaled the company’s operations and expanded its global sales presence to acquire and serve these large customers directly. We are grateful for his leadership, service and his friendship. He will be greatly missed by all.”

Mr. Katz considers Mr. Elefant to be an excellent choice to lead Allot in the future: “We are fortunate to have Andrei as internal successor and Allot’s new CEO. Andrei’s experience and knowledge of the company and our industry will be critical for Allot’s years ahead. Andrei spent a considerable amount of time with our customers and has a deep understanding of their needs and forward strategies”

“After having the privilege of leading Allot over the last 8 years, it is with great pleasure that I transition my responsibilities over to a great successor, said Rami Hadar. Over the years, we have worked closely and I have great confidence in Andrei to take Allot to the next level.  Andrei has been a key player in Allot’s exceptional growth and industry leadership during his 14 years at Allot. With Andrei in charge, backed by Allot’s seasoned board of directors, professional management team and proud workforce, the company will be able to leverage the many opportunities in the growing broadband data market. It will continue to deliver great products and solutions to the world’s largest mobile operators and continue its rapid growth and profitability history.”

Andrei has more than 19 years of experience in defining and building market leading products. During his time with Allot, Andrei successfully transitioned through numerous positions. This allowed him to gain direct insight into Allot’s customer base as well as a strategic understanding of the broadband data market. In his recent position, Andrei oversaw all Marketing and Product Management activities. He spearheaded Allot’s entry into the mobile data space and other key strategic moves. Prior to Allot, Andrei was an officer in the Israeli Air Force and held various product management positions. Andrei holds a BSc Cum Laude in Mechanical Engineering from the Technion and an MBA from Tel Aviv University.

"Allot is a great company and I feel extremely privileged to be selected as the next CEO, “said Andrei Elefant. “It has been a good experience to work so closely with Rami, whose leadership and commitment contributed so significantly to the company’s growth and development. I look forward to working with Rami on a smooth transition.  Allot has excellent leadership and a talented group of employees who are all committed to the company’s success. I’m confident that we will continue to grow and execute on our Internet Service Gateway Strategy.

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About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and workstyle. Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Allot Communications
Maya Lustig | Director of Corporate Communications
+972.9.7616851| mlustig@allot.com